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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37483

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bradesco BAC Florida Investments Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

169 Miracle Mile
_____
                                                    (No. and Street)

Coral Gables	Fl	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos A. Villela	(305)789-8071	carlos.villela@bacflorida.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
                              (Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARLOS A. VILLELA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bradesco BAC Florida Investments Corp. _____, as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ARNOLD CANIZALES
MY COMMISSION # HH 169287
EXPIRES: August 25, 2025
Bonded Thru Notary Public Underwriters

Notary Public



Signature: _____

Title: _____

Chief Accounting Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRADESCO BAC FLORIDA INVESTMENTS CORP.

(S.E.C I.D. No. 8-37483)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRADESCO BAC FLORIDA INVESTMENTS CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

CONTENTS



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Bradesco BAC Florida Investments Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco BAC Florida Investments Corp. (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2021.

San Juan, Puerto Ric
March 30, 2022

ASSETS

Cash and due from banks	$4,006,529
Deposits with clearing organization	616,938
Trailer fee receivable	241,531
Receivable from affiliates	366,836
Fixed assets, net	117,815
Deferred tax asset, net	233,443
Prepaid expenses and other assets	241,716
	$5,824,808

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities

Accounts payable and accrued expenses	$1,219,555
Accrued commissions and other payables	15,457
Other liabilities	31,333
	1,266,345

Stockholder's Equity

Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid in capital	2,411,014
Retained earnings	2,047,449
	4,558,463
	$5,824,808

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Effective February 26, 2021, BAC Florida Investments Corp.'s legal name has changed to Bradesco BAC Florida Investments Corp. Bradesco BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 100% owned by Bradesco BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Company. Bradesco BAC Florida Investments Corp. is approved to operate as broker dealer in the following states since the corresponding effective dates:

US States & Territories	Effective Date
Florida	10/28/1987
New York	07/08/1991
Georgia	12/12/2017
Delaware	03/08/2018
North Carolina	12/05/2019
Texas	01/23/2020
District of Columbia	08/20/2021

The Company's minimum net capital requirement pursuant to SEA Rule 15c3-1(a)(2)(iii) is $100,000.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with its Parent Company and clearing firm and highly liquid cash equivalent instruments purchased with an original maturity of three months or less. At December 31, 2021, there were no balances of highly liquid cash equivalent instruments.

Deposits with Clearing Organization

Deposits with clearing organization consist of restricted cash disclosed in Note 2 and amounts due from and payable to the clearing broker for fees and commissions.

Fixed Assets

Leasehold improvements, computers and software and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software, as well as furniture and equipment, are depreciated over a period of three to five years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Trading Securities

The Company may engage in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings.

Revenue Recognition

Securities transactions are recorded on a trade date basis.

Trailer fee accruals are accounted for every month based on the actual receipt of trailer fees for last quarter. Receivable associated to accrued trailer fees are generally settled on a quarterly basis.

The accompanying notes are an integral part of these financial statements

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of its business and under standard contract terms included in the correspondent agreement with Pershing LLC, its clearing firm, the Company has agreed to indemnify its clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts.

Such margin accounts had $372 as of December 31, 2021, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. Unsettled customer trades amount to $1,270 as of December 31, 2021.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.

Changes in assumptions or in market conditions could significantly affect these estimates.

Concentrations of Credit Risk
As of December 31, 2021, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2021 were $4,006,529.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes
The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2021.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2018.

Leases

On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. The Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions.
- Carry over of historical initial direct cost balances for existing leases
- Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component.

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $194,999 and operating lease liabilities of $234,073 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's financial statement and related disclosures.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2021, the Company had $500,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice. This deposit is included in the statement of condition as deposits with clearing organization.

NOTE 3 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $4,623,467 as of December 31, 2021 are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, accrued commissions and other payables, and other liabilities, generally maturing within ninety days, approximate their fair value amounting to $1,235,012 as of December 31, 2021. The remaining accrued expense (Note 8) payable of $31,333 pertains to a lease liability as of December 31, 2021, with maturities exceeding ninety days.

NOTE 4 - INCOME TAXES

The Florida corporate income tax was reduced from 5.5% to 3.5% for taxable years beginning on or after January 1, 2020, but before January 1, 2022. On January 1, 2022, this tax rate was reestablished to 5.5%. The Company evaluated its deferred tax assets and deferred tax liabilities to account for the future impact of lower state corporate tax rates on the deferred income taxes.

The remeasurement of our deferred tax assets/liabilities for the state corporate rate reduction was not material for the Company.

As of December 31, 2021, the Company had a net deferred tax asset as follow:

Deferred tax asset

Accrued bonus	$231,945
Lease liability	9,022
	$240,967
Deferred tax liabilities	
Right of use lease	($7,524)
	$233,443

No valuation reserve was considered necessary at December 31, 2021.

There were no interest or penalties recorded during the year ended December 31, 2021 related to income tax matters.

NOTE 5 - RELATED PARTIES

The Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2021
Assets:	
Cash and due from bank	$ 256,529
Receivable from affiliates	366,836
	$ 623,365

Cash and due from bank represent cash maintained in a demand deposit account with the Parent.

Receivable from Parent Company consists of due from balances related to tax benefits used by the Parent Company on the consolidated tax return and tax overpayment which the Company is entitled to.

Under services agreements, the Company provides and receives certain administrative services to Bradesco Global Advisors Inc. and from its Parent Company, respectively. These administrative services include technology and infrastructure support, administration, and occupancy services.

The Company subleases office space from its Parent Company since June 1st, 2010. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022 with estimated minimum lease payments amounting to $31,626.

See additional information regarding the Company's lease in Note 8.

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2021. At December 31, 2021, the Company's net capital as defined by Rule 15c3-1 totaled $3,384,492 which was $3,284,492 in excess of its minimum net capital requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was .37 to 1 at December 31, 2021.

NOTE 8 - LEASES

Lease Arrangements

The Company enters into a lease in the normal course of business primarily for its operating premises. The Company's lease has a remaining term of approximately 5 months. It includes renewal and termination options to extend the lease for up to 5 years and an option to terminate the lease. In addition, the Company has entered into a sublease for space in certain vacated space for terms of approximately 5 months. Neither the Company's lease nor sublease include residual value guarantees or covenants.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. At adoption, the Company considers that it is unlikely that it will exercise the available extension and termination options

---

The accompanying notes are an integral part of these financial statements

and thus this was not considered in the calculation of the right-of-use asset and lease liability. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's statement of financial condition.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement date to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the U.S. Dollar Swap Rate, adjusted for the lease term and other factors including the Company's credit rating. At adoption, the Company used its incremental borrowing rate of 3.73%, which represents the U.S. Dollar Swap rate curve for a period of 3.5 years, which is the approximate remaining lease term.

Right-of-use assets and lease liabilities by lease type, and the associated statement of financial condition classifications are as follows:

	December 31,2021
Right-of-use asset:	
Operating lease	$ 25,422
Total right-of-use asset	$ 25,422
Lease liability:	
Operating lease	$31,333
Total lease liability	$31,333

Lease Obligations

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2021 are as follows:

	December 31, 2021
2022	31,626
Total undiscounted lease payments	31,626
Less imputed interest	(293)
Net lease liabilities	$ 31,333

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through March 30, 2022, the date the financial statements were available for issuance. No material subsequent events were identified.